Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The information set forth in the table should be read in conjunction with the financial information incorporated by reference into the registration statement with which this exhibit 12.1 is filed.

	Nine months ended 9/30/2016	Twelve months ended 12/31/2015	Twelve months ended 12/31/2014	Twelve months ended 12/31/2013	Twelve months ended 12/31/2012	Twelve months ended 12/31/2011

Interest Expense	$8,194,000	$10,299,000	$8,934,000	$3,508,000	$2,307,000	$907,000

Pre tax Income (loss) from Continuing Operations	$7,469,000	$5,872,000	$9,946,000	$(5,441,000)	$223,000	$753,000

Total Earnings	$15,663,000	$16,171,000	$18,880,000	$(1,933,000)	$2,530,000	$1,660,000

Ratio of earnings to fixed charges	1.9	1.6	2.1	(0.6)	1.1	1.8

The ratios are calculated by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations plus fixed charges. Fixed charges consist of interest expense. For the year ended December 31, 2013, the amount of the deficiency was $5.4 million.

We had no shares of preferred stock outstanding for any period presented.